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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM 15

        Certification and Notice of Termination of Registration under
           Section 12(g) of the Securities Exchange Act of 1934 or
        Suspension of Duty to File Reports Under Sections 13 and 15(d)
                                    of the
                       Securities Exchange Act of 1934.

                       Commission File Number: 1-10242

                              Kemper Corporation
            (Exact name of registrant as specified in its charter)

      One Kemper Drive, Long Grove, Illinois 60049-0001, (708) 320-4700 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock ($5 par value)
                       Preferred Stock Purchase Rights
               Series A Cumulative Convertible Preferred Stock
                         Medium-Term Notes, Series 2
                             8.80% Notes Due 1998
                       6.875% Notes Due 2003, Series A
           (Title of each class of securities covered by this Form)

                                     NONE
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]

Rule 12g-4(a)(1)(ii)    [ ]

Rule 12g-4(a)(2)(i)     [ ]

Rule 12g-4(a)(2)(ii)    [ ]

Rule 12h-3(b)(1)(i)     [X]

Rule 12h-3(b)(1)(ii)    [ ]

Rule 12h-3(b)(2)(i)     [ ]

Rule 12h-3(b)(2)(ii)    [ ]

Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:
Four holders of record of the Common Stock, zero holders of Preferred Stock Purchase Rights, 22 holders of Series A Cumulative Convertible Preferred Stock, 20 holders of Medium-Term Notes, Series 2, 37 holders of 6.875% Notes Due 2003, Series A, and 117 holders of 8.80% Notes Due 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                KEMPER CORPORATION

Date:  January 5, 1996                          By: /s/ JOSEPH R. SITAR
                                                    ---------------------------
                                                    Joseph R. Sitar
                                                    Senior Vice President and
                                                    Chief Accounting Officer